

November 8, 2012

Via E-mail
Sam L. Susser
President and Chief Executive Officer
Susser Holdings Corporation
4525 Ayers Street
Corpus Christi, Texas 78415

> Re: **Susser Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2012**
> **Filed March 16, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2012**
> **File No. 1-33084**

Dear Mr. Susser:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2012

Item 6. Selected Financial Data, page 24

1. Refer to page 26 where you state you use Adjusted EBITDA and EBITDAR as performance and liquidity measures. If you are using these measures as a liquidity measures, then please tell us how your presentation complies with Item 10(e) of Regulation S-K or revise as necessary. In this regard your reconciliation from EBITDA to Adjusted EBITDA and to EBITDAR includes numerous recurring items that require cash settlement. If you are disclosing these measures because of your existing revolving credit facility and/or the indenture governing your notes, then please consider also disclosing the following:

- the material terms of these credit agreements including the covenants;
- the amount or limit required for compliance with the covenants; and
- the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity.

See Non-GAAP Financial Measures Compliance and Disclosure Interpretations Question 102.09.

2. Please expand your tabular presentation on page 28 to include cash flows from investing and financing activities in addition to operating activities for each period presented. See Non-GAAP Financial Measures Compliance and Disclosure Interpretations Question 102.06.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Description of Revenues and Expenses, page 31

3. We note your disclosure that credit card fees are included in Selling, general and administrative expenses as well as your disclosure regarding gross profit cents per gallon for retail and wholesale. In this regard, you also disclose retail gross profit cents per gallon reflects the gross profit before credit card expenses whereas wholesale gross profit cents per gallon is after credit card expenses. Please supplementally explain the rationale for the different treatment in determining this key measure you use to evaluate and assess your business. In addition, please advise us if credit card fees related to wholesale are included in cost of sales in your Consolidated Statement of Operations, and if so, the amount of such fees for each year presented.

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Statements of Operations, page F-4

4. We note your disclosure that costs of sales does not include depreciation expense. Please note the guidance per SAB Topic 11B which requires additional disclosure and the need to exclude figures for income before depreciation when cost of sales excludes depreciation, and revise your presentation accordingly.

13. Commitments and Contingencies, page F-24

Self-Insurance, page F-26

5. We note you are partially self-insured for potential general liability and employee health insurance. In addition to disclosing the year-end accrued liability balance, please expand your disclosure to include a table showing the additions, subtractions and adjustments

made during the year. Please provide this information for each year a consolidated balance sheet is presented.

17. Share Based Compensation, page F-29

6. Please tell us how you accounted for the stock option exchange program you disclose on page F-29. We assume you accounted for the exchange as a modification. If not, then please explain. If so, then please disclose the incremental compensation cost resulting from the modification. Refer to ASC 718-10-50-2h.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

Summary Compensation Table, page 22

7. Please provide us with a detailed breakdown of the different grants, including shares granted, grant date, and grant date fair value, that contributed to the $776,631 of stock awards reported for Mr. Susser in 2011.

8. We note the disclosure in footnote (6) that you granted to Mr. Susser 11,196 shares on March 1, 2012 (with a grant date fair value of $276,653) and included the grant date fair value for such grant in the stock awards column for 2011. Grant date fair value with respect to a grant should be reported in the fiscal year in which the grant date occurs, not the fiscal year in which the NEO earns the shares. Please confirm to us your understanding of this requirement. Please provide us with a revised Summary Compensation Table to reflect this revision and any other necessary revisions, including for fiscal years 2010 and 2009.

Grants of Plan-Based Awards for Fiscal Year Ended January 1, 2012, page 24

9. It appears that the 52,526 shares of restricted stock granted to Mr. Susser consisted of 15,518 shares he received as part of his 2010 bonus and 37,008 shares he received for his and the company's performance in 2010. Please revise to disclose each grant on a separate line in the table. See Instruction 1 to Item 402(d) of Regulation S-K.

10. We note the disclosure on page 21 that you granted each NEO, other than your CEO, 10,000 RSUs in 2011 and that such RSUs were subject to a performance condition. We have the following comments with respect to the reporting of such grants. Please provide us with your revised disclosure.

- Please revise the amounts disclosed under the "Estimated Future Payouts Under Equity Incentive Plan Awards—Target" column to reflect the 10,000 RSUs granted in 2011 and not the 6,733 RSUs that each NEO, other than your CEO, will receive, subject to vesting, as determined on March 16, 2012. Please also revise the "Estimated Future Payouts Under Equity Incentive Plan Awards" column to include any threshold or maximum payouts associated with the 2011 grant. See Item 402(d) of Regulation S-K and Instruction 2 thereunder.

- Please revise the amounts disclosed under the "Grant Date Fair Value of Stock Awards" column to reflect the 10,000 RSUs granted on the March 1, 2011, based on the probable outcome of performance conditions. See Instruction 8 to Item 402(d) of Regulation S-K. Please also revise the amounts disclosed under the "Stock Awards" column in the Summary Compensation Table, as appropriate, for each fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief